October 15, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 811-00560

Proxy Statement on Schedule 14A for John Hancock Infrastructure Fund

Dear Mr. Oh:

This letter is in response to comments received by telephone on September 25, 2020 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock Infrastructure Fund, a series of the Trust (the “Fund”), which was filed with the SEC on September 18, 2020 (the “Proxy Statement”), accession no. 0001133228-20-006131. The purpose of the Proxy Statement is to solicit shareholder approval of amendments to the Fund’s concentration policy.

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — Please confirm the accuracy of the series and class identifiers.

Response to Comment 1 — The Trust so confirms.

Comment 2 — On page 2, under the heading “Introduction,” please disclose any risks associated with the change resulting from the proposal.

Response to Comment 2 — In response to the staff’s comment, the Trust has added the following disclosure:

The risk of operating as a concentrated fund is that because the fund may focus on one or more industries or sectors of the economy, its performance depends in large part on the performance of those sectors or industries. As a result, the value of an investment may fluctuate more widely since it is more susceptible to market, economic, political, regulatory, and other conditions and risks affecting those industries or sectors than a fund that invests more broadly across industries and sectors Accordingly, a concentrated fund may involve more risk than a fund that is not concentrated.

Comment 3 — On page 2, under the heading “Change to Fundamental Restriction Regarding Concentration,” please align the language in the first paragraph under the heading with the language in the chart below. For example, the staff notes that the language in the first paragraph refers to “total assets” whereas the language in the chart refers to “net assets.”

Response to Comment 3 — In response to the staff’s comment, the Trust has revised the disclosure in the paragraph immediately under the heading “Change to Fundamental Restriction Regarding Concentration” as-follows, consistent with Instruction 4 to Item 9(b)(1) of Form N-1A:

Under the 1940 Act, the Fund’s policy regarding concentration of investments in the securities of companies in any particular industry must be fundamental. While the 1940 Act does not define what constitutes “concentration” in an industry, the staff of the Securities and Exchange Commission (the “SEC”) takes the position that any fund that invests more than 25% of its ~~total~~ net assets in a particular industry (excluding the U.S. Government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry.

Comment 4 — On page 3, under the heading “Discussion of Proposal,” please provide any appropriate risk disclosure, as applicable.

Response to Comment 4 — In response to the staff’s comment, the Trust has added the following disclosure:

The risk of operating as a concentrated fund is that because the fund may focus on one or more industries or sectors of the economy, its performance depends in large part on the performance of those sectors or industries. As a result, the value of an investment may fluctuate more widely since it is more susceptible to market, economic, political, regulatory, and other conditions and risks affecting those industries or sectors than a fund that invests more broadly across industries and sectors. Accordingly, a concentrated fund may involve more risk than a fund that is not concentrated.

Comment 5 — On page 3, under the heading “Discussion of Proposal,” in light of plain English standards, please consider marking the language to highlight the added and deleted disclosure.

Response to Comment 5 —The Trust has made the requested change.

Comment 6 — On page 4, under the heading “Revocation of Proxies,” the disclosure states: “Proxies may be revoked at any time before the Meeting either: (i) by a written revocation received by the Secretary of the Trust; (ii) by a properly executed later-dated proxy received by the Secretary of the Trust; or (iii) by being present at the Meeting and notifying the Secretary of the Trust (without complying with any formalities) at any time before the proxy is voted that the shareholder wishes to vote.” (Emphasis added.) Please confirm whether notification means voting or something different.

Response to Comment 6 — In response to the staff’s comment, the Trust notes that a shareholder may notify the Secretary of the Trust of the shareholder’s intention to vote using any reasonable method, including providing written or oral notification. The Trust further notes that if a shareholder does not notify the Secretary of the Trust of the shareholder’s intention to vote, the shareholder would not be permitted to vote because the shareholder would have already voted by an un-revoked proxy.

Comment 7 — On page 4, under the heading “Quorum,” the disclosure states: “Any adjournment of the Meeting will require the affirmative vote of the holders of a simple majority of the Fund’s shares cast at the Meeting, and any adjournment with respect to any proposal will require the affirmative vote of the holders of a simple majority of the shares entitled to vote on the proposal cast at the Meeting.” Please confirm whether this disclosure is applicable, given that there is only one proposal included in this proxy statement.

Response to Comment 7 — The Trust supplementally notes that the disclosure contemplates the potential for additional proposals to be presented at the meeting by shareholders or otherwise.

Comment 8 — In the introductory narrative of the Appendix, please revise the disclosure to state that shareholders who own beneficially more than 25% of any class of the fund are deemed “to be a control person” of the class.

Response to Comment 8 — The Trust has made the requested change.

Comment 9 — in Appendix A, please highlight the disclosure stating that “AS TO ANY OTHER MATTER, THE PROXY OR PROXIES WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT.”

Response to Comment 9 — The Trust has made the requested change.

Comment 10 — in Appendix A, please confirm that the website link will take shareholders directly to the proxy statement. The staff notes that this should be a direct link.

Response to Comment 10 — The Trust confirms that the website link will take shareholders directly to the proxy statement.

_____________________________________________________

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc: Sarah Coutu, Assistant Secretary of the Trust